Exhibit 99.1

The Stars Group Announces Amendment, Extension and Upsizing of First Lien Term Loans and Revolving Credit Facility; Fully Repays Second Lien Term Loan and Readies for Closing of Australian Acquisitions

Toronto, Canada, April 6, 2018 – The Stars Group Inc. (NASDAQ: TSG; TSX: TSGI) today announced that it successfully increased, repriced and extended its U.S. dollar and Euro denominated first lien term loans and revolving credit facility and amended and restated the applicable first lien term loan credit agreement. The Stars Group used approximately $95 million of the increased term loans to fully repay its existing higher-cost U.S. dollar denominated second lien term loan and intends to use approximately $250 million by the end of this month to fund a portion of the previously announced acquisition of an additional 18% equity interest in CrownBet Holdings Pty Limited and CrownBet’s acquisition of William Hill Australia Holdings Pty Ltd. Unless otherwise noted, all references to “$” are to U.S. dollars and all references to “€” are to Euros.

The transactions included, among other things, an increase in the U.S. dollar and Euro denominated first lien term loans to $2.17 billion and €500 million, respectively, an extension of the respective maturity dates to April 6, 2025, and a decrease in pricing of 50 basis points to LIBOR plus 3.00% and Euribor plus 3.25%, respectively. The Stars Group’s existing revolving credit facility was also increased from $100 million to $225 million and priced at LIBOR plus 2.75% with a new maturity date of April 6, 2023. The margin for the revolving credit facility is subject to leverage-based step-downs.

The Stars Group and the lenders also amended the credit agreement for its first lien term loans to, among other things, reflect the foregoing transactions and add certain operational and financial flexibility.

“The successful completion of this transaction not only underscores the strength of our current business and operations, as well as the continued support of our existing lenders and interest of new lenders, but also reinforces our strategy to enhance the capital structure of The Stars Group,” said Brian Kyle, Chief Financial Officer of The Stars Group. “The transactions will help reduce our currency risk, lower our effective interest rate, and allow us to successfully pursue and complete our growth initiatives.”

Deutsche Bank Securities Inc., Macquarie Capital (USA) Inc., Barclays and BMO Capital Markets were Joint Lead Arrangers and Joint Bookrunners for the amended first lien facilities.

About The Stars Group

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through its Stars Interactive Group division, owns gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as those related to the financing transactions described herein and certain future operational and growth plans and strategies. Forward-looking statements and information can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements and information are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to certain expectations relating to the financing transactions described herein and the impact thereof on The Stars Group’s business and financial condition, as well as The Stars Group’s expectations regarding the use of proceeds from such financing transactions. Other applicable risks and uncertainties include, but are not limited to, those identified in The Stars Group’s annual information form for the year ended December 31, 2017, including under the heading “Risk Factors and Uncertainties”, and in its management’s discussion and analysis for the year ended December 31, 2017, including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1 437-371-5730

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com